January 28, 2013
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

 Statement on News Report about Financial Results

This is to give notice that the January 26, 2013 news report on our financial results was not based on information disclosed by Advantest Corporation. Our results for the third quarter ended December 31, 2012, will be announced at 3pm on January 30 Tokyo time.